ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


06017040


SUPPL


MACQUARIE
BANK

20 September 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlo 9/22


MACQUARIE
Operational Briefing
Investment Banking Group
14 September 2006




MACQUARIE

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).


Agenda
MACQUARIE
1. Introduction Greg Ward
2. Overview Nicholas Moore
3. Macquarie Securities Roy Laidlaw
4. Investment Banking - Funds John Roberts
5. Corporate Finance Michael Carapiet
6. Financial Products Michael Price
7. Macquarie Capital Garry Farrell
3


MACQUARIE
Operational Briefing
Investment Banking Group
Nicholas Moore
Group Head


Our structure
MACQUARIE
Group Head
Nicholas Moore
1,357
162
293
676
28
Total
2,516*
Corporate Finance
Michael Carapiet
John Roberts
Financial Products
Michael Price
Oliver Yates
Macquarie Capital
Garry Farrell
Macquarie Securities
Roy Laidlaw
Prudential
John Hughes
Research
David Rickards
* As at 31 July 2006. Includes all permanent staff
5


Global activities
MACQUARIE
– Over 2,516 staff* – up 28% from 1,969 in July 2005
– 42 offices (37 offshore)
North America
281 staff
UK/Europe
369 Staff
Asia
764 staff
Vancouver
Seattle
Toronto
Boston
New York
San Francisco
San Jose
Los Angeles
San Diego
Houston
Dublin
London
Frankfurt
Munich
Paris
Geneva
Zurich
Vienna
Rome
Abu Dhabi
Mumbai
Beijing
Seoul
Tokyo
Shanghai
Taipei
Hong Kong
Bangkok
Manila
Kuala Lumpur
Labuan
Singapore
Jakarta
Cape Town
Johannesburg
Perth
Brisbane
Adelaide
Sydney
Melbourne
Auckland
Wellington
Africa & Middle East
35 staff
Australia/New Zealand
1,067 staff
* As at 31 July 2006. Includes all permanent staff
6


Five years of growth
MACQUARIE
IBG income / executive staff
4.0x
FY01
2.9x
FY01
FY01
FY02
FY03
FY04
FY05
FY06
FY07E
Executive Staff
Income (A$m)
2006 net income 5.0x 2001 net income
Compound growth in income of 32% over 5 years to 2006
Compound growth in staff of 24% over 5 years to 2006
7
* For Financial Year ended 31 March, management account income and net income (pre-tax and pre-profit share)


Income diversity
MACQUARIE
IBG net income* by division
Macquarie
Capital
6%
Financial
Products
8%
Macquarie
Securities
18%
Corporate
Finance
68%
IBG net income* by region
Australia
39%
International
61%
* For Financial Year ended 31 March 2006, management account net income (pre-tax and pre-profit share)
8


Long term performance of IB Funds
MACQUARIE
Compound annual return since inception[1]
Index - Rebased to 100
1,500
1,300
1,100
900
700
500
300
100
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
IBF listed funds composite index[2]
S&P/ASX 200
S&P 500
FTSE 100
9

Compound annual return since inception[1]

	Post fees	Pre-performance fees
MIG	16.8%	17.8%
MAp	19.6%	21.9%
MCG	32.6%	37.1%
All IB Funds	**17.8%**	**18.6%**

1 Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IB funds since inception to 31 August 2006 (listed funds as at 31 August 2006, unlisted funds as at 30 June 2006). Calculated in AUD. Cashflows converted at historic rates.

2 Indices are re-based to 100. All indices used are accumulation indices. Source: IRESS, Internal IBF research. IBF listed funds composite index assumes reinvestment of all distributions on the ex-distribution date and no further participation in subsequent capital raisings.


Underlying assets continue to perform well
MACQUARIE
Delivering earnings and distribution growth for investors
Underlying Assets Proforma Growth in Proportionately Consolidated EBITDA*
7.3%
10.3%
15.5%
30.3%
MAp
MIG[1]
MCG[2]
MMG[3]
10

Fund	Distribution (cents per security)				
	2003	2004	2005	2006	CAGR
MIG	7.5	7.5	7.5[1]	21.0	41%
MAp	8.0	12.0	20.0	25.0[2]	46%
MCG	15.5	23.0	29.0	39.0	36%

1 Excludes special distribution of 70 cents as a result of the sale of MIG's 40% interest in Cintra
2 Includes distribution guidance of 12 cents for the six months ending 31 December 2006

	2006 Prospectus Forecast Distribution	2006 Actual Distribution
MMG	14.0 – 14.3 cps	14.5 cps

1 Excludes Indiana Toll Road which was acquired in June 2006
2 Arqiva EBITDA compared to PDS forecast as full year pcp results not available as Arqiva formerly a division of a larger group
3 Excludes Taiwan Broadband Communications which was acquired in May 2006

*Calculated for the year ended 30 June 2006 vs pcp (MAp for the six months ended 30 June 2006 vs pcp). Assumes the portfolio held by the relevant fund at 30 June 2006 was held during the pcp. Calculated pre foreign exchange effects. This proportionately consolidated information includes the contribution of individual assets in the proportion of the Fund's equity ownership. Investments disposed of have not been included in the analysis. This information has not been prepared in accordance with Accounting Standards. In particular, control considerations applied in the accounting for investments in the Financial Statements have not been applied.


Growth in equity under management
MACQUARIE
CAGR of 54% over 9 years to March 2006
A$b
40
30
20
10
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
New equity raised by IB Funds ($Am)
318
636
116
713
181
2,881
4,088
1,171
9,172
5,618
4,927 YTD
Notes:
1 All historical figures are at 31 March and 30 June of the specified year.
2 Equity under management comprise:
– Listed funds - market capitalisation as at 31 March and 30 June of the specified year plus fully underwritten or committed future capital raisings
– Unlisted funds - measured as committed capital less any called capital which has subsequently been returned to investors
– Invested capital for mandated assets, MBL direct holdings and MBL consortia equity
– Jointly managed funds SAIF, AIIF, DUET, MKIF, GSKF and HCF included at 50% of respective amounts, ZIF included at 49%
– Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds
3 Exchange rates as at 31 March and 30 June of the specified year.
11


Leveraging opportunities
MACQUARIE
0%
0.2% - 0.5%
0.6% - 1.5%
1.5% - 4%
10%+
30%+
Idea
Brokerage
Advice
Underwriting
Funds
Principal
Infrastructure
MIG, MAP, MAG, MKIF, AIIF, SAIF, MEAP, MEIF, MIIFL, MIC, GIF, GIFII, DUET, MPT, ConnectEast, MIP, MKOF
TMET
MCIG / MMG
EDSA, RedBee, RP Data, Smart Salary, etc
Resources
Oil & Gas Opportunity
Boart Longyear, KPC
Property
Banking & Property Group
Financial Institutions
MCAG / MDI
ATMs, Liberty
Industrials
MCAG/MDI
Dyno; Smarte Carte; Icon etc
12


Our model
MACQUARIE
A unique complete service provider
Broker
Financial Adviser
Underwriter
Fund & Asset Manager
Principal
Governance Separation
Macquarie Advisory
– Advisory (third party and fund)
– Asset sourcing
– Over 1,000 executives (400+ infrastructure specialists) worldwide with deal origination and execution skills and experience
IB Funds
– Funds focus
– Quality asset acquisitions
– Active asset management
– Investment evaluation
– 480+ staff worldwide
– Equity under management ~$A36b
Investors benefit
– 17.8%* compound annual return
Strong alignment of interests
– Fund shareholdings by Macquarie
– Performance fee incentive
– Corporate Finance Executive Director remuneration arrangements
* Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IB Funds since inception to 31 August 2006 (listed funds as at 31 August 2006, unlisted funds as at 30 June 2006). Calculated in AUD. Cashflows converted at historic rates.
13


Risk management
MACQUARIE
"Ownership": Risk is everyone's responsibility
– Central Prudential unit within IBG reviews Bank transactions (in addition to centralised Bank-wide risk review)
– Fund management teams and Independent Directors review IB funds' transactions
IBG Prudential (26 execs in total)
Bank-wide independent review
Independent of origination team
Review:
– Assumptions
– Due diligence
– Legal
– Risk Management
– Credit
– Finance
– Compliance
– Operational Risk
– Tax
– Accounting
– Monitor risk limits/policies
– Executive Committee, Macquarie Board
Bank deal
Origination team (5-40 execs per team)
Fund deal
– Due diligence
– Business plan
– Financial plan
– Stress testing
IBF Management (up to 50 execs per fund)
Funds' Boards of Directors
Review as above plus:
– Tax
– Compliance
– Finance
– Operational risk
Majority independents for listed funds
Strict related party transaction policies:
– Arms length basis
– Only independents make decisions
– Benchmark/review mandated terms
14



Investing in staff


MACQUARIE

Management commitment

- Continue to hire: expect approximately 140 graduates in 2007
- Staff engagement is critical management task
- IBG Professional Development Programme (grads and lateral induction)
- IBG / AGSM Leadership and Management Programme (senior management)
- Macquarie / INSEAD Master of Finance (Investment Banking) degree
  - World first
  - One of the world's leading business schools
  - Tailored programme:
    - Finance, Accounting, Leadership, Strategy & Management
    - Residencies across four continents

Environment

MACQUARIE

- Strong beginning to the year
- Local and global equity markets are volatile
- Continuing equity sourcing from unlisted market
- Asset realisations ongoing
  - Approx. $A150m (book value) disposed since March 06 including Dyno Nobel
  - 89% (by book value) of remaining IBG asset positions are subject to contract or in active confidential negotiations with respect to disposal
  - Expect assets will be realised for a value consistent with initial expectations

$Ab
1.7
1.5
1.4
1.2
1.1
0.9
0.8
0.6
0.5
0.3
0.2
0.0

Stagecoach
Canadian Health PPP
UK Moto
Taiwan Broadband
Baldwin Country Bridge
Global Retirement Trust
Smarte Carte
Icon Parking
Isle of Man Ferries
Creative Broadcast Services
European Directories S.A.
CJ Cablenet
Macquarie UK Broadcast Holdings

At 13 September 2006


MACQUARIE
Operational Briefing
Investment Banking Group
Nicholas Moore
Group Head


MACQUARIE
Operational Briefing
Investment Banking Group
Macquarie Securities
Roy Laidlaw
Head, Macquarie Securities



Contents



MACQUARIE

Business overview



MACQUARIE

- Macquarie Securities is an Asia Pacific institutional broker. In addition, it has recently acquired a 50% stake in a South African institutional broker, Macquarie First South Securities
- The business has 756** staff, including 201 equity research analysts and 249 sales and sales trading staff
- Macquarie Securities has membership of 18 exchanges, and distribution capabilities into all the world's major financial centres



50 staff
Frankfurt —2 Staff
New York & Boston —31 Staff
Geneva —6 Staff
San Francisco —1 Staff
China —2 Staff —48 stocks covered —76% market cap
Korea —42 Staff —96 stocks covered —78% market cap
Japan —63 Staff —72 stocks covered —19% market cap
Hong Kong —111 Staff —52 stocks covered —76% market cap
Taiwan —42 Staff —114 stocks covered —74% market cap
India —30 Staff —32 stocks covered —33% market cap
Thailand —29 Staff —48 stocks covered —73% market cap
Philippines —12 Staff —19 stocks covered —89% market cap
Malaysia —20 Staff —39 stocks covered —76% market cap
Singapore —67 Staff —41 stocks covered —70% market cap
South Africa —41 Staff —47 stocks covered
Indonesia —18 Staff 26 stocks covered —65% market cap
Australia
Perth —172 staff 250 stocks covered 91% market cap
Sydney
Melbourne
Auckland
—17 Staff —32 stocks covered —93% market cap

* New JV Aug 2006

** including Thailand and South Africa JV staff



Business overview


MACQUARIE

- Products offered to institutions include:
  - Research – covering approximately 940 stocks across the region
  - Research Sales
  - Emerging Leaders
  - Quantitative Analysis
  - Listed Property Trusts
  - Alternative Products/Strategies
    - Convertible bonds (CB's), ETO's, OTCs, swaps, p-notes
    - JV's with Equity Markets Group (EMG) and Treasury & Commodities Group (T&C)
    - GDR trading
  - Sales Trading/Execution
  - Facilitation
  - Corporate Broking & Syndication
  - Deal and non-deal roadshows branded as "Macquarie Corporate Connections"
  - IPOs, Placements and Primary Issues
  - Portfolio Risk and Implementation
  - Direct Market Access (DMA) and Execution Services



Business overview


MACQUARIE

- The four key performance indicators for the business are:
  - Contribution (pre-profit share and tax)
  - Panel reviews
  - Greenwich rankings
  - Market share


Business overview
MACQUARIE
Macquarie Securities contribution (pre profit share and tax)
500
400
300
200
100
0
Strong growth
2002
2003
2004
2005*
2006
Index: 2002=100
Australia/NZ/South Africa
Asia
– Strong first quarter
– All markets quiet in July but good increase in August
* Net of Asian integration costs
23


Australian key metrics
MACQUARIE
Contribution
2002
2003
2004
2005
2006
Costs
Contribution
Index: 2002 contribution=100
Greenwich/Peter Lee Results
Overall Australian equities
* Available in Nov 06
— 17 top 3 research sector analysts (previously 14 Top 3 research sector analysts)
Market share*
* Institutional and Retail
Source: IRESS as at 1 August 2006
Panel rankings
— Of 35 priority accounts, Macquarie Securities is ranked in the Top Tier (usually No 1) for 32 accounts
24

	2004	2005	2006
Australia	1	1	n/a*
Europe	2	1	2
Asia	1	1	1
US	1	1	1

	2004		2005		2006 CY YTD	
1	Macquarie	10.9%	Macquarie	11.5%	Macquarie	11.3%
2	UBS	10.9%	Citigroup	11.1%	Citigroup	10.2%
3	Citigroup	10.2%	UBS	10.9%	UBS	9.7%
4	GSJBW	9.1%	GSJBWere	8.0%	Deutsche	7.8%
5	Merrill Lynch	7.6%	Deutsche	7.2%	Credit Suisse	7.5%



Australian Initiatives



MACQUARIE

- Derivatives EMG
- Transitions/portfolios
- DMA/algorithmic trading

Asian key metrics

MACQUARIE



Contribution

Index: 2002 contribution=100
900
800
700
600
500
400
300
200
100
0
2005
2006
Costs
Contribution

Market share*

	2005 FY	2006 FY	Jul 06 YTD	
Hong Kong	6.8%	6.40%	3.30%	↓
Singapore	1.40%	2.14%	3.31%	↑
Korea	0.71%	0.73%	1.09%	↑
Japan	0.44%	0.50%	0.61%	↑
Taiwan	0.65%	1.03%	1.00%	↓
Thailand	1.68%	2.37%	2.96%	↑
Malaysia	1.37%	2.00%	1.37%	↓
Philippines	6.57%	5.24%	6.77%	↑
Indonesia	3.21%	3.37%	2.57%	↓

** Institutional and Retail*
Source: Market Exchanges

Greenwich/Peter Lee Results

Overall Asian Equities

	2004	2005	2006
Europe	4	8	3
Asia	11	10	n/a*
US	11	10	6

* Available in Nov 06

Panel rankings

- Of 29 priority accounts, Macquarie Securities Asia is ranked as follows:

	2004	2006
Tier 1	4	15
Tier 2	7	10
Tier 3	16	4


Greenwich US results – Asian equities
MACQUARIE
Overall sales & research quality - Asian shares
Asian
Equity
Research
Share
16%
14%
12%
10%
8%
6%
4%
2%
0%
Macquarie
350
375
400
425
450
475
500
525
550
575
600
625
Greenwich Quality Index - Sales & Research
27


Greenwich Europe results – Asian equities
MACQUARIE
Overall sales & research quality - Asian equities
Asian
Equity
Research
Share
14%
12%
10%
8%
6%
4%
2%
0%
Macquarie
350
375
400
425
450
475
500
525
550
575
600
Greenwich Quality Index - Sales & Research
28



Asian Initiatives


MACQUARIE

- India greenfield
- Institutional Products Desk (JV with EMG)
- DMA/algorithmic trading
- New order management system (Fidessa)

Significant upside, subject to market conditions, over the next few years

29



Initiatives - How are they achieved?


MACQUARIE

- People
  - Net addition of 179 people since the acquisition
  - Of this 58% are non-director level people
- Culture
  - Significant investment in training, leadership and mentoring programmes at all levels
  - Transfer of existing Macquarie staff
- Monetising our current product offering
- Technology
  - 110 people in global IT team
  - Fidessa, Brains
  - DMA/Algorithmic build-out
  - Building technology platform and scalability of business
- Continue to build the Macquarie brand in the region

30



South Africa


MACQUARIE

- Opportunistic
- Build integrated platform in South Africa
- Leveraging Commodities team
- Global Mining Franchise



Other


MACQUARIE

- Global Quantitative Strategy
- Ongoing review of UK, US and Canadian markets



Summary


MACQUARIE

- Australian business in excellent condition
- Huge improvement in Asia. So much still to do but upside is very significant
- Opportunistically consider other regions


MACQUARIE



Operational Briefing

Investment Banking Group
Macquarie Securities

Roy Laidlaw
Head, Macquarie Securities


MACQUARIE
Operational Briefing
Investment Banking – Funds
John Roberts
Joint Head, Corporate Finance & Head, Investment Banking - Funds


Investment Banking Funds (IBF)
MACQUARIE
IBF is an active manager of capital and businesses
Proactive Manager of 99 Businesses (Proportionate Enterprise Value $A79b*)
Sectors
Infrastructure, Industrials, Media, Communications, Private Equity
Geography
Global
Proactive Manager of Capital (27 Funds, 8 Co-investment Consortiums, Equity Under Management $A36b*)
Sources
Listed and Unlisted Funds, Discretionary Mandates, Entity Specific Consortia, Hybrid Capital
Geography
Global
Staff
>480 staff (incl. support)
>70 Non-exec Directors
* As at 30 June 2006
36



Provider of essential community services

Airports	+110 million passengers per annum
Toll roads	+2.0 million cars per day
Gas distribution	7 million households
Water	+2 million households
Electricity distribution	700,000 households
Communications	+80 million people are reached by Macquarie managed television, telephone, radio and cable infrastructure assets
Rail	+2.5 million passengers per annum
Ferries	+6.1 million passengers per annum
Aged care/retirement villages	+7,500 beds / +6,800 units
Directories	35 million 'yellow pages' distributed
Buses	300 million passengers per annum
Airport trolleys	32 million trolleys rented per annum
Vehicle inspection	1.4 million vehicles inspected per annum
Employees	+50,000 across the assets

MACQUARIE



The IBF business today

		1996		2004		2006
Funds/vehicles	No.	2	▸	14	▸	27
Assets	No.	4	▸	67	▸	99
EV (proportionate)	$Ab	1.6	▸	34	▸	79
[illegible]	$Ab	[illegible]	▷	[illegible]	▷	[illegible]
[illegible]	$Ab	[illegible]	▷	[illegible]	▷	[illegible]
Offices	No.	1	▸	8	▸	13
Staff	No.	5	▸	210	▸	480+
Return to investors	%	n/a	▷	18.5% pa	▷	17.8% pa*

* Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF funds since inception to 31 August 2006 (listed funds as at 31 August 2006, unlisted funds as at 30 June 2006). Calculated in AUD. Cashflows converted at historic rates.

MACQUARIE



Significant offshore growth
MACQUARIE
IBF Managed Assets by Location*
$Ab
80
70
60
50
40
30
20
10
0
CAGR (2002-2006)
Middle East/Africa 18%
Asia 187%
UK/Europe 45%
North America 48%
Australia/NZ 24%
2002
2004
2006
2002
Asia
Middle East/Africa
Australia/NZ
35%
45%
UK/Europe
18%
North America
2006
Asia
6%
Middle East/Africa
21%
Australia/NZ
UK/Europe
51%
22%
North America
* Calculated as proportionate enterprise value
39



Assets performing well
MACQUARIE
Asset proportionate EBITDA compared to pcp*
% Change
16
14
12
10
8
6
4
2
0
10.3%
7.3%
15.5%
30.3%
13.1%
MIG 1
MAp
MCG 2
MMG 3
MIIF
* Calculated for the 12 months ended 30 June 2006 for IBF listed funds (MAp calculated for the six months ended 30 June 2006). Assumes the portfolio held by each fund as at 30 June 2006 was held over the prior corresponding period. Calculated pre-forex effects. Investments in other Macquarie managed funds have been excluded. Certain funds not disclosed due to regulatory restrictions or asset EBITDA for the prior corresponding period not available as businesses acquired were formerly divisions of larger groups.
1 Excludes Indiana Toll Road as acquired in June 2006
2 Arqiva's EBITDA compared to PDS forecast since no full year comparison available as Arqiva formerly a division of a larger group
3 Excludes Taiwan Broadband Communications as acquired in May 2006
40



Delivering strong returns



MACQUARIE

Active asset management delivering strong returns to investors

Asset Traffic, Revenue and EBITDA Compared to PCP*



18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
% Change
Traffic Compared to PCP
Revenue Compared to PCP
EBITDA Compared to PCP
MIG[1]
MAp
MCG[2]

Fund	Distribution (cents per security) 2003	2004	2005	2006	CAGR
MIG	7.5	7.5	7.5[1]	21	41%
MAp	8	12	20	25[2]	46%
MCG	15.5	23	29	39	36%

* Calculated for the 12 months ended 30 June 2006 for MIG and MCG and for the six months ended 30 June 2006 for MAp on a proportionately consolidated basis. Assumes the portfolio held by each fund as at 30 June 2006 was held over the prior corresponding period. Calculated pre-forex effects.

[1] Excludes Indiana Toll Road as acquired in June 2006

[2] Arqiva's revenue and EBITDA compared to PDS forecast since no full year comparison available as Arqiva formerly a division of a larger group

[1] Excludes special distribution of 70 cents as a result of the sale of MIG's 40% interest in Cintra

[2] Includes distribution guidance of 12 cents for the six months ending 31 December 2006



Fund performance



MACQUARIE

- Recent IBF fund performance flat
- Demand for resources coupled with increasing nominal bond rates has led to sector rotation

Sector relative performance	Movement Dec 05 to Jun 06*	Movement Jun 06 to Aug 06*
10 Year Government Bonds (yield change)	+11%	(2%)
Major IBF Aust Listed Infrastructure Funds* (MIG, MAp, MCG, DUET)	+1%	+3%
Major non-Macquarie Aust Listed Externally Managed Infrastructure Funds* (BBI, SPN, SKICA, BBW)	(3%)	+2%
Major Aust Listed Resource Companies* (BHP, RIO, Woodside)	+23%	(4%)

* Weighted by market capitalisation at 31 December 2005 and 30 June 2006 respectively. Calculated on an accumulation basis.

- Movement through the cycle is potentially seeing rotation back to infrastructure


IBF global revenue (indexed)
MACQUARIE
52% CAGR in base fees
35% CAGR in performance fees
Index
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Base Fee
Performance Fees
Other
43

Performance fee benchmarks

Shift away from market linked benchmarks to absolute return benchmarks

	% of IBF managed equity*	
Benchmark type	2004	2006
Market Linked Benchmark	73%	59%
Absolute Return Benchmark	27%	41%
	100%	100%

* Managed equity for IBF funds which have performance fee mechanisms. As at 30 June.

- Future IBF earnings more correlated to asset performance
- Increased alignment of interest with investors
- Reduced volatility for future performance fees

44



Market management fees


MACQUARIE

Base fees

Wholesale Equity Funds	Retail Equity Funds	Australian Listed Property	Listed Infrastructure	Unlisted Infrastructure	Private Equity	Hedge Funds
0.2% – 0.8%	0.7% – 2.8%	0.6% – 1%	Non MBL: 1.5%[1] **MBL: 1.1%**[2]	Non MBL: 1.5% **MBL: 1.5%**	1.5% – 2.5%	2.0% +

Performance fees

Listed Funds	Unlisted Funds
20% of outperformance over benchmark (eg market benchmark)	20% of total return (once threshold met)

[1] Weighted average of AIHCA, BBI, SKICA, AIX, BBW, CIF, SPN, HICL, based on market capitalisation as at 5 September 2006
[2] Weighted average of MIG, MAp, MCG, DUET, MIIF, MIC and MKIF, based on market capitalisation as at 5 September 2006

45



Alignment of interests


MACQUARIE

Alignment of interest - IBF Funds, Macquarie and Macquarie Executives

Macquarie is a Significant Investor in IBF Funds	Base Management Fees Alignment	Performance Fees Alignment	Macquarie Executive Remuneration Alignment
Total investment in IBF Funds by Macquarie of approximately **$A2.0b***	Base management fees are calculated as a percentage of fund market capitalisation	Performance fees only payable where fund performance exceeds a benchmark (stock market indices or 8% pa)	Bonus retention of all CF Executive Directors 100% invested in IBF funds
	Macquarie incentivised to grow the fund security price	Macquarie incentivised for the fund to outperform its benchmark	Remuneration of all CF executives is based in part on performance of the IBF funds
			Advisory staff remuneration directly related to performance of assets provided to the IBF funds
			Asset performance directly impacts remuneration of IBF staff managing the asset

* Investments in listed funds at market value and unlisted funds at committed capital as at 30 June 2006

46



Exposure to interest rates


MACQUARIE

Over $A80b of debt across IBF Managed Assets – majority hedged

- Over the **short to medium term**, cashflows of IBF Funds are relatively insensitive to *changes in interest rates due to significant interest rate hedging*
- The table below shows the % of debt hedged over the following terms*

0-2 years	2-4 years	4-7 years	>7 years
87%	77%	62%	38%

- Over the **long term,** indexed cashflows provide a natural hedge to rising interest rates. The table below illustrates the natural hedge for MIG's two largest investments

	407 ETR $Am	M6 Toll $Am
Valuation at 30 June 2006	2,960	2,721
Interest Rates +1%	(67)	(106)
Risk-free Rate +1%	(584)	(441)
Inflation +1%	768	578
Valuation	**3,077**	**2,752**
Valuation Uplift	**4%**	**1%**

* As at 30 June 2006.

47

Industry participants


MACQUARIE

New industry participants provide increased recognition of infrastructure as an asset class

- Infrastructure becoming an integral part of an investment portfolio
- Track record combined with profile of Macquarie and sector is materially assisting with capital raising and deal flow
- More than 70% of IBF managed assets acquired under exclusivity arrangements
- Deal flow remains strong

48



Sourcing equity from unlisted markets


MACQUARIE

Superannuation industry globally channelling savings into long duration assets

- Macquarie European Infrastructure Fund (MEIF II, European unlisted infrastructure fund)
  - Target €3 billion ($A5 billion)
- Macquarie Infrastructure Partners (MIP, US unlisted infrastructure fund)*
- Macquarie Korea Opportunities Fund (MKOF, Korean unlisted infrastructure fund)
  - Target of KRW2 trillion ($A2.7 billion)
- ZonesCorp Infrastructure Fund (joint venture unlisted fund in United Arab Emirates)
  - Raised AED1 billion ($A360 million)

* Further details unable to be disclosed due to US regulatory restrictions



Outlook


MACQUARIE

- ✓ Recognition of infrastructure as an asset class leading to increased capital allocation and dealflow
- ✓ Increased sources of unlisted equity globally
- ✓ IBF track record leading to increasingly strong growth in equity under management
- ✓ Deal flow remains strong
- ✓ Opportunities to continue to diversify across geographies and industry sectors


MACQUARIE
Operational Briefing
Investment Banking – Funds
John Roberts
Joint Head, Corporate Finance & Head, Investment Banking - Funds


MACQUARIE
Operational Briefing
Investment Banking Group
Corporate Finance
Michael Carapiet
Joint Head, Corporate Finance


Corporate Finance
MACQUARIE
MICHAEL CARAPIET / JOHN ROBERTS
Infrastructure & Utilities
Michael Carapiet
TMET
Andrew Low
Resources
John Prendiville
Financial Institutions
Tim Bishop
Industrials
Tim Bishop
Property
Antony Green
Investment Banking Funds
John Roberts
Australia / NZ
Michael Carapiet
Europe
Andrew Hunter
North America
Murray Bleach
Asia (ex Korea)
Andrew Low
Korea
John Walker
Middle East
Haj Naghdy
South Africa
James Cutts
Debt Structuring & Distribution
David Bennett
Equity Capital Markets
Wayne Kent
Unlisted Equity Group
Oliver Yates / Mark Ramsey
Australia / NZ
John Roberts
Europe
Jim Craig
North America
Shemara Wikramanayake
Asia / Middle East
Nick van Gelder
53


Corporate Finance
MACQUARIE
– One Group culture – Advisory, ECM, IB Funds
– Over 1,000 executive staff in 30 offices across 23 countries
– Majority of revenues and over 55% of staff based overseas
– Inter group/business/office staff transfers strongly encouraged
– Flat and open management structure – dynamic
– On the job training supplemented by formal sessions
Vancouver
Seattle
Toronto
New York
Houston
London
Frankfurt
Paris
Amsterdam
Vienna
Beijing
Seoul
Tokyo
Abu Dhabi
Mumbai
Hong Kong
Taipei
Bangkok
Kuala Lumpur
Singapore
Labuan
Manila
Jakarta
Cape Town
Johannesburg
Perth
Brisbane
Sydney
Auckland
Melbourne
54


Five years of growth
MACQUARIE
Corporate Finance revenue/executive staff
5.1x
FY01
3.1x
FY01
FY01
FY02
FY03
FY04
FY05
FY06
FY07E
CF Executive Staff
CF Revenue (A$m)
Compound growth in revenue of 40% over 5 years to 2006
Compound growth in staff of 26% over 5 years to 2006
For Financial Year ended 31 March
55


Corporate Finance - simplified
MACQUARIE
5 Regions
6 Industry Groups
5 Products
– Aust/NZ
– Asia
– North America
– Europe
– Middle East/Africa
– Infrastructure & Utilities
– Industrials
– TMET
– Resources
– Financial Institutions
– Property
– Advisory
– Equity
– Debt
– Principal
– Funds
56


Corporate Finance – less simple
MACQUARIE
5 Regions
6 Industry Groups
5 Products
– Aust /NZ
– Australia (4 offices)
– NZ
– Asia
– Japan
– South Korea
– China
– Hong Kong
– Malaysia (2 offices)
– Taiwan
– Thailand
– Indonesia
– Singapore
– India
– Philippines
– North America
– USA (3 offices)
– Canada (2 offices)
– Europe
– UK
– France
– Netherlands
– Austria
– Germany
– Middle East/Africa
– Emirates
– South Africa (2 offices)
57


Corporate Finance – less simple
MACQUARIE
5 Regions
6 Industry Groups
5 Products
– Aust /NZ
– Australia (4 offices)
– NZ
– Asia
– Japan
– South Korea
– China
– Hong Kong
– Malaysia (2 offices)
– Taiwan
– Thailand
– Indonesia
– Singapore
– India
– Philippines
– North America
– USA (3 offices)
– Canada (2 offices)
– Europe
– UK
– France
– Netherlands
– Austria
– Germany
– Middle East/Africa
– Emirates
– South Africa (2 offices)
Infrastructure & Utilities
– Energy (Power & Gas)
- Retail - Distribution
- Generation - Transmission
– Transport
- Road - Airports
- Rail - Sea
– Social
- Water - Hospitals
- Waste - Police, Prisons
- Defence - Schools
Industrials
– Health and aged care - Commercial Services
– Retirement - Private Equity
– F&B - Retail
– Contractors - Basic materials
TMET
– Technology - Gaming
– Telcos - Media
Resources
– Metals - Forestry
– Oil & gas
Financial Institutions
– Banks and financial institutions
– Health insurance - General insurance
Property
– Industrial - Office
– Retail - Multi-sector
– Entertainment (hotels, pubs, leisure precincts)
58


Corporate Finance – less simple
MACQUARIE
5 Regions
6 Industry Groups
5 Products
– Aust /NZ
– Australia (4 offices)
– NZ
– Asia
– Japan
– South Korea
– China
– Hong Kong
– Malaysia (2 offices)
– Taiwan
– Thailand
– Indonesia
– Singapore
– India
– Philippines
– North America
– USA (3 offices)
– Canada (2 offices)
– Europe
– UK
– France
– Netherlands
– Austria
– Germany
– Middle East/Africa
– Emirates
– South Africa (2 offices)
Infrastructure & Utilities
– Energy (Power & Gas)
– Retail
– Distribution
– Generation
– Transmission
– Transport
– Road
– Airports
– Rail
– Sea
– Social
– Water
– Hospitals
– Waste
– Police, Prisons
– Defence
– Schools
Industrials
– Health and aged care
– Commercial Services
– Retirement
– Private Equity
– F&B
– Retail
– Contractors
– Basic materials
TMET
– Technology
– Gaming
– Telcos
– Media
Resources
– Metals
– Forestry
– Oil & gas
Financial Institutions
– Banks and financial institutions
– Health insurance
– General insurance
Property
– Industrial
– Office
– Retail
– Multi-sector
– Entertainment (hotels, pubs, leisure precincts)
– Advisory
– Public
– Private
– Acquisition, divestment, restructuring
– Privatisation
– Project Finance
– Equity
– Listed
– Unlisted
– Hybrids
– Debt
– Bank
– Project finance, leveraged finance, corporate finance
– Senior
– Club
– Syndicate
– Bridging
– Subordinated/junior
– Mezzanine
– Capital markets
– Wrapped bond issues
– Unwrapped bond issues
– Unrated bond issues
– Subordinated bond issues
– Principal
– Funds
59


Corporate Finance - simplified
MACQUARIE
5 Regions
6 Industry Groups
5 Products
– Aust/NZ
– Asia
– North America
– Europe
– Middle East/Africa
– Infrastructure & Utilities
– Industrials
– TMET
– Resources
– Financial Institutions
– Property
– Advisory
– Equity
– Debt
– Principal
– Funds
60



Major deals


MACQUARIE

- Completed over 260 deals valued at over $A115 billion (1/4/05 – 31/7/06)
- 60% of expected revenue from offshore

North America
- Western Silver/Glamis Gold
- The Gas Company
- Indiana Toll Road
- Guinor Gold/Crew Gold
- Sea to Sky Highway project
- Okanagan Lake Bridge
- Dulles Greenway toll road
- Int'l-Matex Tank Terminals
- Smarte Carte
- Icon Parking
- Chicago Skyway acqtn & refinance

UK/Europe
- BAA plc
- Autoroutes Paris-Rhin-Rhone
- Select Service Partners & MOTO
- Challenger Infras Fund/Inexus Group
- Copenhagen Airport
- Churchill Hospitals PFI
- Macq Goodman/Arlington Securities
- Stagecoach London buses
- Wightlink refinance
- Birmingham Schools PFI

Asia
- Taiwan Broadband
- CJ Cablenet
- Xingtai
- MKIF IPO
- D4 toll road
- SK Enron
- Taeyoung Wastewater
- KIECO
- MIIFL
- Prime REIT IPO
- Ibukiyama

Africa & Middle East
- N4 Extension project
- Airports Corp of South Africa
- Industrial City of Abu Dhabi project

Australia/NZ
- Alinta/AGL*
- Southern Cross Fert/Incitec Pivot
- Transpacific Ind/Waste Mgmt NZ
- Rio Tinto/Hope Downs project
- Royal Women's Hospital PPP
- Coles Myer buyback
- Dyno Nobel IPO
- Goodman Fielder IPO

* Not yet completed



Industry group coverage


MACQUARIE

- Scope for growth
- Global listed equity markets approximately $US45 trillion

North America
$US 18tn (39%)
CF coverage: 140+ execs
Infrastructure, Industrials
Resources, TMET, ECM

UK/Europe
$US 14tn (31%)
CF coverage: 160+ execs
Infrastructure, Industrials,
Resources, TMET, Property, ECM

Asia
$US 10tn (22%)
CF coverage: 260+ execs
Infrastructure, Industrials, Resources,
TMET, Property, FIG, ECM

Central & South America
$US 1tn (3%)

Africa/Middle East
$US 1tn (3%)
CF coverage: 25+ execs
Infrastructure, Industrials,
Resources, ECM

Australia/New Zealand
$US 850b (2%)
CF coverage: 400+ execs
Full service

Source: Bloomberg as at 5 Sept 2006



Strengths & achievements


MACQUARIE

M&A	ECM	Project Finance
– No.1 – HY 2006 for Australian deals completed by value (Thomson)	– No.1 - HY 2006 for equity raised (Thomson)	– No.1 – FY 2005 for Asia Pacific completed mandates (PFI)
– No.1 – FY 2005 for Australian deals completed by value (Thomson)	– No.1 - FY 2005 for equity raised (Thomson)	– No.4 – FY 2005 for Global completed mandates (PFI)
– No.1 - Most innovative M&A ideas (Peter Lee)	– No.1 - Best ECM ideas (Peter Lee)	– No.1 – Australasian Lead Adviser (East & Partners)
– No.1 - Best advice on complex issues (Peter Lee)	– Best Equity House (FinanceAsia)	– No.1 – Australian Lead Arranger (East & Partners)
– No.1 - Best knowledge of client strategy (Peter Lee)	– Hybrid Securities House of the Year (INSTO)	– No.1 – Australian Adviser to Sponsors (East & Partners)

New initiatives


MACQUARIE

New Staff*	New offices	New JVs	New asset classes
– Total - 300+	– Abu Dhabi	– ADCB Macquarie Corporate Finance LLC (Abu Dhabi)	– Buses - Stagecoach
– Aust/NZ - 70+	– Amsterdam	– Macquarie First South (Proprietary) Limited (South Africa)	– Roadside services - Moto
– UK/Europe - 80+	– Bangkok	– Shinsei Bank, Limited (Japan)	– Car parking - Icon
– Nth America - 50+	– Mumbai		– Baggage carts – Smarte Carte
– Asia - 80+	– Paris		– Tank storage - International Matex
– Africa/Middle East -20+	– Seattle		– Shipping – Steam Packet

* As at 31 July 2006, compared to prior corresponding period



Case Study: Orica / Dyno Nobel


MACQUARIE


ORICA


DYNO
Dyno Nobel



Brokerage

- Ongoing high market share both in Orica and Dyno Nobel



Advice

- $US1.7bn acquisition of Dyno Nobel
- $US685m sale of Dyno Nobel's Latin American, European, African and Asian businesses to Orica
- Debt arranging
- Equity arranging
- Acquisition of ETI Holding Corp



Underwriting

- ~$A1.0bn rights and hybrid issues for Orica
- ~$A1.9bn IPO of Dyno Nobel



Funds

- Macquarie led equity consortium
- $US350m of equity



Principal

- $US71m invested in Dyno consortium
- Retaining c.4% of Dyno post IPO

50+ Macquarie executives involved



Outlook


MACQUARIE

- Focus on international growth (greater name recognition)
- Maintain dominant Australian position
- Near term focus on public to private in major listed markets

Regional snapshot

- Aust/NZ
  - Energy & Utilities
  - Take Australian clients offshore
- Europe
  - Push beyond UK
  - Develop Industrials and TMET businesses
  - Test (selectively) Eastern Europe in areas of strength
- North America
  - Roads privatisations
  - TMET and Industrials opportunities
  - Resources: oil and gas in USA and metals/mining in Canada
- Asia
  - JVs: Thailand and Japan
  - Infrastructure: explore India and China
  - Korea: expand beyond infrastructure
- Middle East/South Africa
  - Middle East: JV with Abu Dhabi Commercial Bank
  - South Africa: focus on infrastructure and First South JV ECM opportunities


MACQUARIE
Operational Briefing
Investment Banking Group
Corporate Finance
Michael Carapiet
Joint Head, Corporate Finance


MACQUARIE
Operational Briefing
Investment Banking Group
Financial Products
Michael Price
Head, Financial Products


Our business
MACQUARIE
– Financial Products has stand alone businesses in the leasing/wholesale and retail space and also works with corporate finance in structuring transactions and in co-ordinating the distribution of equity.
Financial Products
Corporate Finance
Retail / Fund Products
Transaction Structuring
Leasing and Wholesale Products
Distribution
69


Global activities
MACQUARIE
162 staff (up 25% from 2005) across 11 of Macquarie's offices
North America
21 staff
UK/Europe
21 Staff
Asia
14 staff
London
Frankfurt
Zurich
Vienna
New York
Seoul
Tokyo
Hong Kong
Singapore
Sydney
Melbourne
Australia/New Zealand
106 staff
70


Financial snapshot – revenue history
MACQUARIE
Index 2002 = 100
150
100
50
0
2002
2003
2004
2005
2006
Year
Retail / Funds
Leasing/ Wholesale Financial Products
71


Significant component of "locked-in" transactions
MACQUARIE
Index 2003 = 100
350
300
250
200
150
100
50
0
08 ?
08 + 09?
08 + 09
+10?
2003
04
05
06
07
08
09
10
11
Year
2007
2006
2005
Prior
Previously originated deals generated 75% of total 2006 transactions
72


Evolution of products
MACQUARIE
Wholesale clients
International Wholesale Financing Products
Cross Border Leasing
Australian Wholesale Financing Products
Corporate Finance Structuring
Retail clients
Infrastructure Bonds
Retail Products
Fund Products
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
73



Retail business


MACQUARIE

- Financial Products' retail business involves the creation and distribution of products for retail clients, including:
  - Infrastructure Bonds
  - Macquarie Fusion Funds
  - Macquarie Forestry Investment
  - The Macquarie Almonds Investment
  - Macquarie International Infrastructure Securities Fund
  - Macquarie Fortress Notes

74



Retail business – growth revenues
MACQUARIE
Retail/Funds
Index 2002 = 100
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Year
75



Assets under management
MACQUARIE
$Am
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
Year
Note: Includes assets managed by associates of Macquarie as at 31 March each year
76



Case study – Four Corners/Fortress


MACQUARIE

- Four Corners is a Los Angeles-based loan manager with 25 staff
- Macquarie owns 2/3 of Four Corners
- Originally acquired as a Collateralised Loan Obligation (CLO) manager
- Now has approximately $A4.4b under management
- A number of retail products have been originated from Four Corners managed funds:
  - FCT AMEX-listed closed-end fund
  - FCM NYSE-listed closed-end fund
  - Australian Fortress Fund
  - Australian listed Fortress Notes
  - Fortress New Zealand

77



Case study – Four Corners/Fortress


MACQUARIE

Following the "Four Corners Model"

Sourcing assets to create retail products

- Macquarie's listed infrastructure securities team (total $A1.3b)
  - MGU NYSE-listed closed-end fund
  - MFD NYSE-listed closed-end fund
  - Macquarie International Infrastructure Securities Fund
  - Colonial First State Infrastructure Fund (sub-advisor)
  - Proposed Taiwan Infrastructure Securities Fund (sub-advisor)
- Globalis Investments
  - 50/50 Joint venture between Macquarie and Boston-based OneWorld Investments
  - OneWorld has 7 year track record as Emerging Markets manager
- Sass-Macquarie Joint Venture
  - New joint venture with MD Sass
  - Seeking to seed and incubate 15-20 fund managers
  - MD Sass has 30+ years experience as fund manager incubator

78


Global expansion of retail products
MACQUARIE
North America
Closed-end infrastructure securities funds x2
Closed-end senior secured loan funds x2
Europe
German closed-end funds x2
Swiss "Escalator" product x5
Asia
Proposed listed infrastructure securities fund in Taiwan
79


Wholesale business – revenues
MACQUARIE
Leasing and Wholesale Financial Products
Index 2002 = 100
150
100
50
0
2002
2003
2004
2005
2006
Year
80
Note: For the 12 month period to 31 March each year



Wholesale business


MACQUARIE

Cross-Border Leasing

- Revenues have decreased over past 4-5 years
- US cross-border market closure saw significant loss of revenue
- Opportunities continue in Japanese and UK leasing

International Wholesale Financing Products

- Principally a bank-to-bank product market
- Counterparties are typically US or European banks
- Strict risk management including extensive legal, tax (generally Revenue Authorities signoff), credit and accounting reviews
- Business generates recurring income which are continuing to grow

81


MACQUARIE
Operational Briefing
Investment Banking Group
Financial Products
Michael Price
Head, Financial Products


MACQUARIE
Operational Briefing
Investment Banking Group
Macquarie Capital
Garry Farrell
Head, Macquarie Capital


Our business and structure
MACQUARIE
- We use the MBL balance sheet to
- acquire loans that meet our return requirements in the wholesale market
- acquire, manage & realise tangible assets
- We use our expertise to deliver value to clients including asset management and risk transfer
Our Structure
Macquarie Capital
Prudential, Risk Management & Operations
Leasing
Technology Finance
Lending
Meters
Aviation
Rail
Electronics
New Assets
84



Macquarie Capital strategy



- We look for
  - Industries with large capital expenditure
  - Clients seeking a risk transfer product
  - Immaturities/imperfections in the market
  - Changes in accounting frameworks
  - Material barriers to entry
  - A cost advantage (eg superior capital structure, discount on asset, efficient systems & processes)

85

Strong investment in staff

Staff numbers up to 293, with strong growth in international staff



Staff numbers
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Jul-06
Australian staff
International staff

86



Lending and lease receivables


MACQUARIE

Strong growth year on year continues

- Electronics continues to track to above initial business plan
- Aviation leasing portfolio has more than doubled since March 2006 from a very low base
- Meters up 22% year to date and new facilities recently established from a very low base
- Technology Finance continues to win market share albeit smaller unit prices make maintaining book size difficult
- Motor Vehicle Leasing origination levels continue to increase, with portfolio up 4% year to date despite falling unit prices

Total receivables


$Ab
6
5
4
3
2
1
0
2002
2003
2004
2005
2006
Jul-06

International growth

MACQUARIE

Australia and New Zealand

- Portfolio continues to grow with significant market share gained

North America

- Lending remains strong
- A number of Rail transactions executed in this region (albeit very small value)

Europe

- Both Meters and Lending businesses are growing strongly, with key relationships established in Technology Finance

Asia

- Growth in the Aviation, Technology and Electronics businesses

Receivables by region

Australia and New Zealand 71%
North America 4%
Europe 16%
Asia 8%
Other 1%

Sydney based risk management and prudential teams involved in all transactions



Growth strategies


MACQUARIE

- Take existing products and expertise to new markets
- Provide innovative product offerings in existing markets
- Continue to develop relationships with strategic partners
- Expand into adjacent asset classes

89

MACQUARIE



Operational Briefing

Investment Banking Group
Macquarie Capital

Garry Farrell
Head, Macquarie Capital


MACQUARIE
Operational Briefing
Investment Banking Group
14 September 2006


Glossary
MACQUARIE

$A/AUD	Australian dollar
AED	United Arab Emirates Dirham
AIIF	African Infrastructure Investment Fund
AGSM	Australian Graduate School of Management
ASX	Australian Stock Exchange
AUD	Australian dollar
BAA	British Airports Association
CAGR	Compound Annual Growth Rate
CF	Corporate Finance
DUET	Diversified Utility and Energy Trusts
ECM	Equity Capital Markets
EBITDA	Earnings Before Income Tax, Depreciation and Amortisation
ED	Executive Director
EMG	Equity Markets Group
ETO	Exchange Traded Option
EV	Enterprise Value
FIG	Financial Institutions Group
FY	Full Year
GDR	Global Depository Receipt
GSKF	Global Star Korea Fund
HCF	Helmsman Capital Fund
HY	Half Year
IB	Investment Banking

92


Glossary

MACQUARIE

IBF	Investment Banking Funds
IBG	Investment Banking Group
IPO	Initial Public Offering
JV	Joint Venture
KRW	Korean Won
M&A	Mergers and Acquisitions
MAG	Macquarie Airports Group
MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG/MCIG	Macquarie Communications Infrastructure Group
MDI	Macquarie Direct Investments
MEAP	Macquarie Essential Asset s Partnership
MEIF	Macquarie European Infrastructure Fund
MEIF II	Macquarie European Infrastructure Fund II
MFD	Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund
MGIF	Macquarie Global Infrastructure Fund
MGU	Macquarie Global Infrastructure Total Return Fund
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIP	Macquarie Infrastructure Partners
MIIF	Macquarie International Infrastructure Fund

93


Glossary

MACQUARIE

MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MMG	Macquarie Media Group
NZ	New Zealand
OTC	Over the Counter
pa	Per annum
pcp	prior corresponding period
PDS	Product Disclosure Statement
PFI	Private Finance Initiative
PPP	Public Private Partnership
SAIIF	South African Infrastructure Investment Fund
S&P	Standard and Poor's
T&C	Treasury & Commodities Group
TMET	Telecommunications, Media, Entertainment & Technology
UK	United Kingdom
US/USA	United States of America
$US	US Dollar
ZIF	ZonesCorp Infrastructure Fund

94

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX/Media Release

MACQUARIE BANK EXPECTS STRONG INCREASE IN FIRST HALF PROFIT

19 September 2006 – Macquarie Bank Deputy Managing Director, Mr Richard Sheppard, said today the Bank expects net profit for the six months ending 30 September 2006 to be strongly up on the prior corresponding period.

Speaking ahead of investor meetings beginning later this week in the USA, Canada and Scotland, Mr Sheppard said the final result for the six months ending 30 September 2006 is still uncertain and will be dependent on market conditions and the extent of the successful completion of major transactions on, or before, 30 September 2006.

"Given those qualifying statements, however, we expect at least a 20% increase in net profit on the prior corresponding period, excluding the realisation of the Bank's holding in the Macquarie Goodman Group (MGQ). Including the MGQ realisation, the net profit increase is expected to be at least 40%," he said.

"While it is too early to provide further guidance on the net profit for the 2nd half, we expect that, as previously indicated, the full year profit for the twelve months ending 31 March 2007 will be up on the prior year, subject to market conditions," added Mr Sheppard.

In the Bank's previous guidance provided to the Annual General Meeting in July 2006, Mr Sheppard said the Bank had advised that equity market sentiment had deteriorated globally and had the potential to negatively impact many of the Bank's businesses, if sustained. Mr Sheppard noted, however, that market conditions have held up well during the period.

Mr Sheppard today reiterated the Bank's AGM guidance for the full year ending 31 March 2007; namely, that subject to market conditions, the Bank expects:

- An increase in transaction levels

- Most trading businesses will benefit from geographic and product expansion but Asian market conditions may continue to negatively impact equity derivatives
- Substantial raisings – unlisted international specialist funds
- Performance fees at current relative prices will not be material
- Asset disposals may be a swing factor

Expected highlights of the half-year result

Mr Sheppard said the contribution to profit from all of the Bank's operating Groups for the first half is expected to be up on the prior corresponding period.

"The first half result will benefit from previously announced realisations – Dyno Nobel, oil and gas assets and the Macquarie Goodman Group (MGQ)," he said.

Mr Sheppard noted that the Bank expected the tax rate to be lower than the prior corresponding period due to offshore tax rate differentials.

He said the Bank expected to continue to benefit from staff growth and increases in market share.

Update on the proposed Non-Operating Holding Company (NOHC) structure

At the Annual General Meeting in July the Bank announced it was outgrowing the conventional banking regulatory model.

Mr Sheppard said the Bank's diverse international businesses were now growing faster than its domestic banking business, and a significant portion of the Bank's businesses were not strictly banking in nature. Existing commercial banking regulations do not readily accommodate this growth in the non-banking businesses.

"We have announced that we are examining the establishment of a NOHC, which would own both banking and non-banking businesses. Other Australian banks are also examining such structures," said Mr Sheppard.

"We are in ongoing discussions with the Australian Prudential Regulation Authority and propose to make a formal submission by the end of September 2006. We expect to provide further information about the restructure in November 2006," he said.

For further information, please contact:

Matthew Russell, Public Relations | Tel: +612 8232 4102
Macquarie Bank

Erica Sibree, Investor Relations | Tel: +612 8232 5008
Macquarie Bank

Macquarie Bank Limited.

File Number: 82-34740



Macquarie Bank Limited
Investor Presentation
Richard Sheppard
Deputy Managing Director
March 2006



Disclaimer
This material has been prepared for professional investors.
The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).
Unless otherwise specified all information is for the six months ended 30 September 2005 and increases are on the prior corresponding half year.
2



Growth in profit since listing
$Am
900
800
700
600
500
400
300
200
100
0
Profit on formation of Macquarie Goodman Group
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005^
2006**
3



The broad strategy
Other international markets
Focused
Asia-Pacific
Broad investment banking
Australia
Full-service
4



Diversified businesses
Investment banking 35%
Mergers and acquisitions, advisory and underwriting
Institutional stockbroking
Financial products
Asset & wealth management 31%
Infrastructure, property and other specialist funds
Retail and wholesale funds management and private client broking
Commodities
FX, futures, treasury and debt markets
Equity derivatives
Banking and securitised lending
Equipment and other leasing
Property lending
Other lending
Lending 12%
Financial markets 22%
Contribution to income for the period ended 30 September 2005
5



Update since interim result
All businesses are performing well
Broking businesses continue to experience good domestic and international equity market conditions
Many major transactions, solid IPO and new issuance market
Australian property market
Residential - starting to stabilise after 2 yr downturn; Retail - moderating from exceptionally high levels; Office - upswing phase
However, for equity derivatives, exceptional trading conditions seen in key EMG markets in 1H06 have not been repeated in 2H06
Domestic volumes have remained flat, while volumes in Hong Kong have declined from highs of Sep 05
As expected, no significant performance fees from listed specialist funds
No large oil and gas realisations
6

Some events since the interim result
(November 15, 2005)

The Americas

- **Aquarion** - $US860m New England water utility acquired by Macquarie-led consortium
- **Icon Parking** – $US634m Manhattan car park company acquired by Macquarie-led consortium
- **Canadian healthcare** – acquired 81% interest in 2 healthcare projects in British Columbia
- **Macquarie Countrywide** – increases exposure to US property – expands stake in First Washington to 75%
- **Macquarie Office** – settlement on $A1.6b JV with leading Sth Californian landlord, Maguire Properties
- **Smarte Carte** – acquired $US270m baggage cart, locker and stroller business operating predominantly in US
- **Indiana Toll Road** – MIG-Cintra Consortium announced preferred bidder for $US3.85b US highway
- **Cook Inlet** – physical gas trading business in California – integration proceeding well, strong performance since acquisition
- **Acquisition of specialist maritime port team** – small team based in Nth America & Australia, focus on acquisition and management of port investments

Asia

- **MIREF** – IPO postponed due to softening of Singapore's REIT market and recent significant capital raisings
- **Taiwan Broadband Communications** – $A1.2b Taiwanese cable television network provider acquired by MMG (60%) and MBL (40%)

7


Some events since the interim result
(November 15, 2005)
Europe and the Middle East
London Stock Exchange offer lapsed
Successful MAP recommended tender offer for Copenhagen Airports – became majority shareholder with more than 53% of the shares, Danish State retained its 39.2% interest
Autoroutes Paris-Rhin-Rhône motor network – Eiffage-MIG-MEIF consortium preferred bidder for €12.1b French toll road business
Australia/New Zealand
Macquarie Wrap Solutions FuA $A17.7b at 31 December 2005
RVNZ, a joint venture between Macquarie and FKP Property acquired through a public takeover 82% of Metlifecare, New Zealand's largest retirement village owner and operator and separately 100% of Private Lifecare
Macquarie Media Group – $A550m ASX listing, seed asset Macquarie Regional Radioworks
Westlink M7 – MIG-Transurban consortium opened the $A2.2 billion western Sydney motorway 8 months ahead of schedule
8


All businesses have been operating well
Investment Banking - expect 2H06 to be significantly lower than 1H06 and 2H05 due to performance fees
underlying business continues to perform strongly - growth in staff numbers, offices, equity under management
overall: expect FY06 to be up on pcp
Treasury and Commodities - expect 2H06 to be well down on very strong 1H06
strong results across all divisions
growing US business: energy, commodities
overall: expect full year to be up on pcp
9


All businesses have been operating well
Banking and Property – expect 2H06 to be up on 1H06
all major businesses performing well
Mortgages Australia very strong market share growth
substantial growth in property funds under management
substantial investments in new business limiting current year profit growth
overall: expect FY06 to be up on pcp (excluding one-off gain from Macquarie Goodman Group)
Equity Markets – expect 2H06 to be down substantially relative to 1H06
poor market conditions in Hong Kong in 2H06
business in Australia and South Africa has been quieter in 2H06
overall: expect FY06 to be well up on pcp
10


All businesses have been operating well
Financial Services - expect 2H06 to be down relative to 1H06
due to seasonality, deal flow and increased investment in 2H06
overall: expect FY06 to be up on pcp
Funds Management – expect 2H06 to be marginally ahead of 1H06
overall: expect FY06 to be up on pcp
11


Continued growth in Assets Under Management
$Ab
140
120
100
80
60
40
20
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Property
Infrastructure
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
Jan 2006
* Redefined in Sep 2005 and comparatives for March 2005 restated
12


Internationalisation continues
International income was 46% of total income at 1H06*
$Ab
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
The Americas
Europe and Africa
Asia Pacific
Australia
2000
2001
2002
2003
2004
2005
Sept 05
* Excluding earnings on capital
13


Internationalisation continues
→ Institutional holders account for around 70% of the stock
→ Staff hold approx. 5% of issued capital, other retail around 25%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2006
MBL Staff
Retail
Asian Institutions
European Institutions
North American Institutions
Australian Institutions
Data at 22 August 2003 and 23 January 2006
14


Strong investment in staff
→ Over 7,600 staff, up 16% from March 2005
→ Over 2,300 international staff, up 32% from March 2005
Staff numbers
Australian staff
International staff
8000
7000
6000
5000
4000
3000
2000
1000
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Dec 2005
Staff numbers at 31 March year end
15


Risk management processes
→ Culture of strong risk management process and transparent management reporting
→ New initiatives build on existing competencies, or are developed with partners or joint venturers
→ Risk commitments generally start small
→ Particular controls and standards in offshore offices include:
→ Strong local management
→ Frequent management visits
→ Frequent internal audit reviews
→ Mix of experienced Macquarie staff and new staff
→ Central oversight of risk management
→ Centralised payment control
16


Seed assets have increased during 2005/06 reflecting high business activity
17

Seed assets will continue to be recycled

Forthcoming infrastructure-related asset sales

$Amillion	Equity*	To	Expected Timing
Korea	293	Korean investors & MKIF	Mar-Jun 06
Taiwan	274	Taiwanese investors	Mar-Jun 06
North America	514	New funds, US & UK investors	Jun-Sep 06
UK / Europe	444	New funds, UK & European investors	Jun-Sep 06
Aust / NZ	288	Australian investors	Mar-Sep 06
TOTAL	1,813		

* Funded positions and commitments yet to complete, but excluding investments in Macquarie managed funds

18


Capital management
→ Expect Tier 1 capital ratio could be down at balance date from 30 September 05 levels, but will still be conservatively capitalised
Tier 1 Capital
$Ab
Tier 1 Ratio (%)
Tier 1 deductions
MIPS
MIS
CPS
Ordinary equity pre deductions
Tier 1 ratio
5.0
4.0
3.0
2.0
1.0
-1.0
-2.0
20
18
16
14
12
10
8
6
4
2
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 Sep 2005
19


Specialist funds
→ Recent trends for increasing levels of inflation and interest rates
→ Infrastructure assets can typically accommodate higher levels of debt than other businesses due to sustainable and predictable cashflows
→ Infrastructure assets typically have substantial interest rate hedging
→ In addition, infrastructure assets typically have inflation-linked revenue streams
→ Hedged debt and revenue linked to inflation means infrastructure assets are substantially protected from increases in interest rates driven by inflationary pressures
20


Specialist funds (cont)
→ Increasing customers for assets and services
→ Airports – 110m passengers pa
→ Roads – 2m cars per day
→ Water – 1.9m households
→ Electricity transmission – 10m households
→ Broadcast communication – 80m+ people reached
→ Aged care – 10,000 beds
→ Provided by experienced asset managers
→ Sector specific experience – roads, airports, utilities, aged care, ports
→ Geography specific – local knowledge for local assets
→ Strong performance from listed funds since inception
21


Equity investments*
$Am
3,000
2,500
2,000
1,500
1,000
500
0
2001 2002 2003 2004 2005 Jan 06
MGQ
MIG
MCW
MCF
MAP
MIIF
MMP
MCAG
MCG
KRIF
MEIF
MAG
MIC
CEU
MMG
Other equity investments
*Comprises investments in listed and unlisted equity securities at cost. 31 March each year except 31 January 2006
22


Equity investments – market vs. cost
Market value at 31 Jan 2006 is $A630m above cost
$Am
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Market value*
Cost
2000 2001 2002 2003 2004 2005 Jan 2006
*Selected investments only. Other investments shown at cost. Market value as at 31 January 2006
23


Outlook
→ Our current expectation is that FY06 will be slightly up on the record FY05 result of $A823m
→ Despite the fact FY05 included one-off gain from Macquarie Goodman Group
→ IFRS expected to have marginal negative impact
→ As foreshadowed, no significant performance fees from listed specialist funds in 2H06
→ Deal pipeline continues to be satisfactory overall, including investment banking and ECM
→ There is some possible upside from specialist fund initiatives and asset realisations as foreshadowed at Interim
→ Timing of a few large transactions will effect result
24



Medium term outlook
→ We continue to be well placed due to:
→ Good businesses
→ Diversification
→ Benefits of strategic initiatives
→ Committed quality staff
→ Effective prudential controls
→ Subject to market conditions not deteriorating materially, we expect:
→ Continued growth in revenue and earnings across most businesses over time
→ Continued good growth in international businesses
25



Appendices
26



Managing important assets across the globe
Acquired post 1 April 2004
Acquired prior to 1 April 2004
Roads Property Airports Communications Utilities Transport services Other
27



Full service in Australia
Growth since 2000 Staff: 3,744 to 5310
Full Service
Focused businesses in New Zealand
Staff: 32 to 103
28



Broad investment banking in Asia
Growth since 2000 Staff: 120 to 1021
29



Focused businesses in the Americas
Growth since 2000 Staff: 94 to 606
30


Focused businesses in Europe, Africa & the Middle East
Growth since 2000
Staff: 80 to 581
LONDON
Infrastructure finance & advisory
Agricultural commodities marketing, trading & structuring
Debt markets
Futures broking
Equity derivatives & structured products
Cross border leasing
Institutional stockbroking & research
Corporate finance & advisory
Wholesale property equity raising
Property financing
Property investment banking
Infrastructure funds mgt
Metals and energy capital finance, structuring & trading
Property funds mgt
Energy markets derivatives trading & structuring
Leasing (London, Ipswich)
DUBLIN
Leasing
PARIS
Institutional stockbroking
Corporate finance & advisory
GENEVA
Institutional stockbroking
ZURICH
Financial products
FRANKFURT
Corporate finance & advisory
Infrastructure finance & advisory
Cross border leasing
Institutional stockbroking
MUNICH
Equity derivatives & structured products
VIENNA
Corporate finance & advisory
Cross border leasing
MILAN
Mortgages origination
ROME
Infrastructure asset mgt
Mortgages origination
JOHANNESBURG
Corporate finance & advisory
Equity derivatives & structured products
Capital markets structuring
Property investment banking
CAPE TOWN
Infrastructure finance & advisory
Infrastructure funds mgt
ABU DHABI
Treasury and commodities
Corporate finance & advisory
31



Glossary

2H05	Half-year ended 31 March 2005
1H06	Half-year ended 30 September 2005
2H06	Half-year ended 31 March 2006
€	Euro
$A	Australian Dollars
AIFRS	Australian standards that are equivalent to International Financial Reporting Standards
b	billion
CEU	ConnectEast
ECM	Equity Capital Markets
EMG	Equity Markets Group
FMG	Funds Management Group
FSG	Financial Services Group
FuA	Funds under Administration
FX	Foreign Exchange
FY05	Full-year ended 31 March 2005
FY06	Full-year ended 31 March 2006
HK	Hong Kong
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
JV	Joint Venture
KIECO	Korean Independent Energy Corporation
KRIF	Korean Road Infrastructure Fund
KRW	Korean Won
m	million
MAG	Macquarie Airports Group

32

MAP	Macquarie Airports
MBL	Macquarie Bank Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Group
MCW	Macquarie CountryWide Trust
MEIF	Macquarie European Infrastructure Fund
METC	Michigan Electric Transmission Company
MGPA	Macquarie Global Property Advisors
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIREF	Macquarie International Real Estate Fund
MKIF	Macquarie Korea Infrastructure Fund
MMG	Macquarie Media Group
MMP	Macquarie MEAG Prime Real Estate Investment Trust
MOF	Macquarie Office Trust
MREEF	Macquarie Real Estate Equity Fund
NMRE	Novera Macquarie Renewable Energy
NZ	New Zealand
pcp	prior corresponding period
REIT	Real Estate Investment Trust
RVNZ	Retirement Villages New Zealand (JV between FKP Property Group and Macquarie Bank)
UK	United Kingdom
$US	American Dollars
US	United States of America

33